FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of May 3, 2012

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓  Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes__ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing that shareholders have approved all resolutions on the agenda of Tenaris’s Annual General Meeting and Extraordinary General Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2012

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Giovanni Sardagna
Tenaris
 1-888-300-5432
www.tenaris.com

Shareholders approve all resolutions on the agenda of Tenaris’s Annual General Meeting and Extraordinary General Meeting

Luxembourg, May 2, 2012 - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) announced that its annual general meeting of shareholders approved today all resolutions on its agenda.

Among other resolutions adopted at the meeting, the shareholders approved the consolidated financial statements as of and for the year ended December 31, 2011 and the annual accounts as at December 31, 2011, and acknowledged the related management and independent auditors’ reports and certifications.

The meeting also approved the payment of a dividend for the year ended December 31, 2011, of US$0.38 per share (or US$0.76 per ADS), or approximately US$449 million, which includes the interim dividend of US$0.13 per share (or US$0.26 per ADS) paid in November 2011. Tenaris will pay the balance of the annual dividend in the amount of US$0.25 per share (US$0.50 per ADS), or approximately US$295 million, on May 24, 2012, with an ex-dividend date of May 21, 2012.

The annual general meeting of shareholders approved the re-election of the current members of the board of directors, each to hold office until the meeting that will be convened to decide on the 2012 accounts.

The board of directors subsequently confirmed and re-appointed Amadeo Vázquez y Vázquez, Jaime Serra Puche and Roberto Monti as members of Tenaris’s audit committee, with Mr. Vázquez y Vázquez to continue as chairman. All three members of the audit committee qualify as independent directors under the articles and applicable law.

The meeting appointed PricewaterhouseCoopers S.à r.l., Réviseur d’entreprises agréé (member firm of PwC International Limited) as Tenaris’s independent auditors for the fiscal year ending December 31, 2012.

The extraordinary general meeting of shareholders also held today resolved to renew Tenaris’s authorized unissued share capital and to grant related waivers and authorizations, and approved certain amendments to Tenaris’s articles of association, including, among others, amendments to address certain provisions in the Luxembourg Law of May 24, 2011, on the exercise of certain shareholders rights in general meetings of listed companies. Copies of the amended articles of association may be obtained by contacting the Company’s registered office in Luxembourg.

A copy of the minutes of the ordinary and extraordinary meetings can be downloaded from Tenaris’s website at www.tenaris.com/investors.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.